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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of September, 1998              Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F   /X/                           Form 40-F   / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  /X/                                  No   / /

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive                                  APPEARS HERE]
Reno, Nevada 89511
Phone:  702-850-3777
Fax:      702-850-3733



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MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (702) 850-3777
FAX: (702) 850-3733


     MERIDIAN GOLD/BARRICK GOLD COMPLETE JOINT VENTURE ON THE ROSSI PROPERTY
                          All Currency in U.S. Dollars

RENO, NEVADA, SEPTEMBER 14, 1998 - Meridian Gold Inc. is pleased to announce the completion of a joint venture agreement with Barrick Gold Corporation on Meridian's Rossi property.

ROSSI PROPERTY POSITION AND RESOURCE
------------------------------------
The Rossi property, located on the prolific Carlin Trend in Nevada, contains the Storm resource, a high-grade, deep geologic resource of 2.8 million tonnes of ore grading 12.7 grams/tonne, for 1,069,000 ounces of gold. The Carlin Trend extends from the Rossi property for about ten miles south-east and hosts some of the most profitable mines in the world.

The Storm resource was a grass-roots gold discovery by Meridian on its 28 square kilometer Rossi property on the north end of the Carlin Trend. The resource is open in three directions and Meridian expects underground development with a decline will increase the potential of this project.

MERIDIAN-BARRICK JOINT VENTURE AGREEMENT ON ROSSI
-------------------------------------------------
The agreement puts together an impressive operating and exploration partnership on the Rossi property. Barrick brings proven exploration and underground operating experience on the Carlin trend and the processing facilities that will be needed to process Rossi ore. In order to earn a 60% interest in the project, Barrick must spend $15 million - $10 million of which is guaranteed to be spent over a two year period and includes an underground decline to further delineate the Storm resource. At least $5 million will be spent by Barrick in grassroots exploration on the large Rossi claim block.

The joint venture has the commitment of Barrick's processing facilities with a guarantee of up to 1,000 tons (short tons) per day. Should Barrick not fulfill the spending requirement and withdraw from the venture, Meridian will retain the right to process up to 500 tons per day at Barrick's facilities on a custom milling basis.

ROSSI OUTLOOK
-------------
The development of the exploration decline into the Storm resource will begin as soon as regulatory approval is received. Since Rossi ore would be sent to Barrick's existing processing facilities, Meridian could potentially have low-cost production from Rossi in the next couple of years with minimal capital investment.

Brian Kennedy, President and CEO of Meridian Gold, commented: "I am extremely pleased with this win-win agreement we have developed with Barrick. Rossi represents a high potential return project for both companies. For Meridian, the joint venture brings Barrick's processing infrastructure with no capital investment and builds the mine with minimal capital investment. In addition, the joint venture is structured to potentially realize production within a fairly short time horizon. I am also pleased that we have the opportunity to combine the two companies' exploration expertise and resources to further explore this large property position on the Carlin Trend."



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Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

-----------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (702) 850-3730
     Investor Relations             Fax: (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 29, 1998      MERIDIAN GOLD INC.

                               By:    /s/ Brian J. Kennedy
                                      -------------------------------------
                                      Brian J. Kennedy
                                      President and Chief Executive Officer